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                          April 18, 2023

       H. Lynn Harton
       Chief Executive Officer
       United Community Banks, Inc.
       125 Highway 515 East
       Blairsville, GA 30512

                                                        Re: United Community
Banks, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 6, 2023
                                                            File No. 333-271173

       Dear H. Lynn Harton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Brandon C. Price, Esq.